SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 8, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on December 8, 2011.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 8 December 2011

ING Bank meets EBA capital exercise

•

ING Bank meets the EBA capital exercise with a core Tier I ratio of 9.2% after taking into account the forthcoming CRD3 RWA’s for market risk as well as sovereign debt at market prices based on September 2011 figures

•

Two divestments have not been taken into account in the EBA capital exercise. The closing of the sale of ING Real Estate Investment Management in October 2011 and the announced sale of ING Direct USA will further improve the core Tier I ratio by 100 basis points. Taking these divestments into consideration, the pro forma core Tier I in this capital exercise is 10.2%.

ING Bank notes the announcements made today by the European Banking Authority (EBA) and De Nederlandsche Bank (DNB) regarding the capital exercise, which demonstrate the following result for ING Bank.

The capital exercise proposed by the EBA and agreed by the Council on 26 October 2011 requires banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012.

71 banks across Europe, including ING Bank, were subject to the capital exercise whose objective is to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risk related to the current difficult market environment. This buffer would explicitly not be designed to cover losses in sovereigns but to provide a reassurance to markets about banks’ ability to withstand a range of shocks and still maintain adequate capital.

Following completion of the capital exercise conducted by the EBA, in close cooperation with DNB, the exercise has determined that:

ING Bank meets the 9% Core Tier 1 ratio after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices.

The methodology underlying the capital exercise was outlined by the EBA prior to its announcement to ensure consistency across all banks in the EU banking system involved in the exercise.

Press enquiries	Investor enquiries
Ingeborg Klunder	Alexander Mollerus
+31 20 541 6526	+31 20 541 5460
ingeborg.klunder@ing.com	alexander.mollerus@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document, and any other document or presentation to which it refers, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: December 8, 2011